iShares, Inc.
N-SAR filing dated 8/31/03
Attachment for Item 77E

The Company has reached a settlement in an action in the U.S. District Court for the Northern District of Illinois. In the action, a company named Mopex, Inc. and a company named Realtimemutualfunds.com alleged that the actions of the Company and others infringed a patent held by Mopex, and that the parties engaged in a "conspiracy" amongst themselves to infringe the patent. The patent itself was found to be invalid in a related action to which the Company was not a party. In the settlement, the plaintiffs' claims and allegations are dismissed with prejudice, and neither the Company nor any other defendant will pay any compensation to the plaintiffs.